                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                             GIBSON GREETINGS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    374827103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box . [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 374827103                                         PAGE 2 OF 16 PAGES

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================================================================================
          Name of Reporting Person
      1   S.S. or I.R.S. Identification No. of Above Person

                                  New Valley Corporation
--------------------------------------------------------------------------------
      2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
      3   SEC Use Only

--------------------------------------------------------------------------------
      4   Source of Funds (See Instructions)

                                     WC, OO

--------------------------------------------------------------------------------
      5   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
      6   Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   793,200
      Number of Shares     -----------------------------------------------------
    Beneficially Owned by     8    Shared Voting Power
   Each Reporting Person
            With                   - 0 -
                           -----------------------------------------------------
                              9    Sole Dispositive Power

                                   793,200
                           -----------------------------------------------------
                             10    Shared Dispositive Power

                                   - 0 -
--------------------------------------------------------------------------------
      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           793,200
--------------------------------------------------------------------------------
      12   Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           5.01%
--------------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

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CUSIP NO. 374827103                                         PAGE 3 OF 16 PAGES

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================================================================================
          Name of Reporting Person
      1   S.S. or I.R.S. Identification No. of Above Person

          New Valley Holdings, Inc.
--------------------------------------------------------------------------------
      2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
      3   SEC Use Only

--------------------------------------------------------------------------------
      4   Source of Funds (See Instructions)

          N/A

--------------------------------------------------------------------------------
      5   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
      6   Citizenship or Place of Organization

          Delaware

--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   -0-
      Number of Shares     -----------------------------------------------------
    Beneficially Owned by     8    Shared Voting Power
   Each Reporting Person
            With                   -0-
                           -----------------------------------------------------
                              9    Sole Dispositive Power

                                   -0-
                           -----------------------------------------------------
                             10    Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           -0-
--------------------------------------------------------------------------------
      12   Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           0%
--------------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           CO;HC
--------------------------------------------------------------------------------

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CUSIP NO. 374827103                                         PAGE 4 OF 16 PAGES

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================================================================================
          Name of Reporting Person
      1   S.S. or I.R.S. Identification No. of Above Person

          BGLS INC.
--------------------------------------------------------------------------------
      2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
      3   SEC Use Only

--------------------------------------------------------------------------------
      4   Source of Funds (See Instructions)

          N/A

--------------------------------------------------------------------------------
      5   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
      6   Citizenship or Place of Organization

          Delaware

--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   -0-
      Number of Shares     -----------------------------------------------------
    Beneficially Owned by     8    Shared Voting Power
   Each Reporting Person
            With                   -0-
                           -----------------------------------------------------
                              9    Sole Dispositive Power

                                   -0-
                           -----------------------------------------------------
                             10    Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           -0-
--------------------------------------------------------------------------------
      12   Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           0%
--------------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           CO;HC
--------------------------------------------------------------------------------

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CUSIP NO. 374827103                                         PAGE 5 OF 16 PAGES

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================================================================================
          Name of Reporting Person
      1   S.S. or I.R.S. Identification No. of Above Person

          BROOKE GROUP LTD.
--------------------------------------------------------------------------------
      2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
      3   SEC Use Only

--------------------------------------------------------------------------------
      4   Source of Funds (See Instructions)

          N/A

--------------------------------------------------------------------------------
      5   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
      6   Citizenship or Place of Organization

          Delaware

--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   -0-
      Number of Shares     -----------------------------------------------------
    Beneficially Owned by     8    Shared Voting Power
   Each Reporting Person
            With                   -0-
                           -----------------------------------------------------
                              9    Sole Dispositive Power

                                   -0-
                           -----------------------------------------------------
                             10    Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           -0-
--------------------------------------------------------------------------------
      12   Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           0%
--------------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           CO;HC
--------------------------------------------------------------------------------

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CUSIP NO. 374827103                                         PAGE 6 OF 16 PAGES

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================================================================================
          Name of Reporting Person
      1   S.S. or I.R.S. Identification No. of Above Person

          BENNETT S. LEBOW
--------------------------------------------------------------------------------
      2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
      3   SEC Use Only

--------------------------------------------------------------------------------
      4   Source of Funds (See Instructions)

          N/A

--------------------------------------------------------------------------------
      5   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
      6   Citizenship or Place of Organization

          United States

--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   -0-
      Number of Shares     -----------------------------------------------------
    Beneficially Owned by     8    Shared Voting Power
   Each Reporting Person
            With                   -0-
                           -----------------------------------------------------
                              9    Sole Dispositive Power

                                   -0-
                           -----------------------------------------------------
                             10    Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           -0-
--------------------------------------------------------------------------------
      12   Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           0%
--------------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule relates to the Common Stock, par value $.01 per share ("Common Stock"), of Gibson Greetings Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is:
2100 Section Road, Cincinnati, Ohio 45237, (513) 841-6600.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      This Schedule is being filed by the following persons:

                  (i) New Valley Corporation ("New Valley"), a Delaware corporation in which New Valley Holdings, Inc. ("N.V. Holdings") holds approximately 41.5% of the common stock and approximately 57.7% of the Class A Preferred Stock and in which BGLS Inc. ("BGLS") holds approximately 9.0% of the Class B Preferred Stock and approximately 0.2% of the common stock;

                  (ii) N.V. Holdings, a Delaware corporation, which is a wholly-owned subsidiary of BGLS;

                  (iii) BGLS, a Delaware corporation, which is a wholly-owned subsidiary of Brooke Group Ltd. ("BGL");

                  (iv) BGL, a Delaware corporation, in which Bennett S. LeBow is the direct or indirect owner of approximately 43.0% of the common stock; and

                  (v)      Bennett S. LeBow.

         Each of the persons listed in (i) to (v) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons". The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 793,200 shares of Common Stock (the "Securities") or approximately 5.01% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person or that the Reporting Persons are acting as a group within the meaning of Section 13(d)(3) of the Act.

         (b),(c) New Valley is engaged, through Ladenburg Thalmann & Co. Inc., in the investment banking and brokerage business; through BrookeMil Ltd. and Western Realty Development LLC, in real estate development in Russia; through its New Valley Realty division, in the ownership and management of commercial real estate in the United States; and in the acquisition of operating companies.

         BGL is a holding company for a number of businesses. BGL is principally engaged, through its subsidiary Liggett Group Inc., in the manufacture and sale of cigarettes in the United States; through its subsidiary Brooke (Overseas) Ltd., in the manufacture and sale of cigarettes in Russia; and




                               Page 7 of 16 Pages
through its investment in New Valley, in the investment banking and brokerage business, in real estate development in Russia, in the ownership and management of commercial real estate in the United States, and in the acquisition of operating companies. BGLS is a holding company for various businesses of BGL, including N.V. Holdings which holds an approximate 57.7% interest in New Valley's senior preferred shares and an approximate 42% voting interest in New Valley. Mr. LeBow is the Chairman of the Board, President and Chief Executive Officer of BGL, BGLS and N.V. Holdings and Chairman of the Board and Chief Executive Officer of New Valley, and holds various positions with BGL's subsidiary companies. A list of directors and executive officers of each of BGL, BGLS, N.V. Holdings and New Valley is attached hereto as Exhibit A. The principal business address and the principal office address of each of BGL, BGLS and New Valley and, except as otherwise indicated, their respective directors and executive officers and the business address of Mr. LeBow is 100 S.E. Second Street, Miami, Florida 33131. The principal business address and principal office address of N.V. Holdings and, except as otherwise indicated, its directors and executive officers is 204 Plaza Centre, 3505 Silverside Road, Wilmington, Delaware 19810.

         (d),(e) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. LeBow is a citizen of the United States of America, and, to the best knowledge of the Reporting Persons, each of the persons named in Schedule A is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price for the Securities acquired by New Valley, including shares acquired by its wholly-owned subsidiary Alki Corp. ("Alki"), a Delaware corporation, was approximately $5,690,000. These Securities were purchased with New Valley's working capital.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         The Reporting Persons have acquired the Securities because, in their opinion, such Securities are undervalued by the market at the present time. The Securities were also acquired with a view towards the Reporting Persons influencing material business decisions relating to the future of the Company. The Reporting Persons will monitor developments at the Company on a continuing basis, and may communicate with members of management of the Company, with other shareholders or potential shareholders of the Company, concerning matters relating to the Company.

                  Any of the Reporting Persons may acquire additional shares of Common Stock or other securities of the Company (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Alternatively, each Reporting Person reserves the right to dispose or cause the disposal of some or all of the Securities in the open market, in privately negotiated transactions or otherwise. In addition, each Reporting Person may purchase or sell options on securities of the Company and may have a short position in such securities. The possible activities of the Reporting Persons are subject to change at any time.


                               Page 8 of 16 Pages

         Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 793,200 shares of Common Stock of the Company, which constituted approximately 5.01% of the 15,831,897 shares of Common Stock outstanding as of March 26, 1999 (as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

         Howard M. Lorber, a person listed in Exhibit A attached hereto, beneficially owns directly 40,000 shares of Common Stock, or 0.3% of the outstanding Common Stock. Robert J. Eide, a person listed in Exhibit A, beneficially owns directly 3,000 shares of Common Stock, or less than 0.1% of the outstanding Common Stock.

         (b) With respect to the 793,200 shares of Common Stock acquired by New Valley, New Valley exercises both sole voting power and sole dispositive power. Since Mr. LeBow is the direct or indirect owner of 43.0% of the common stock of BGL, which in turn controls BGLS, which in turn controls N.V. Holdings, which in turn holds an approximate 57.7% interest in New Valley's senior preferred shares and an approximate 42% voting interest in New Valley, each of these Reporting Persons may be deemed to exercise both voting power and dispositive power with respect to such shares.

         Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own the Securities owned by each other Reporting Person since Mr. LeBow is the direct or indirect owner of 43.0% of the common stock of BGL, which in turn owns 100% of the capital stock of BGLS, which in turn owns 100% of the capital stock of N.V. Holdings, which in turn holds an approximate 57.7% interest in New Valley's senior preferred shares and an approximate 42% voting interest in New Valley. The filing of this Schedule and the disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than New Valley is the beneficial owner of any of the Securities owned by New Valley either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Under the definition of "beneficial ownership," it is also possible that members of the Board of Directors of New Valley (including Mr. LeBow), in their capacities as such, might be deemed to be beneficial owners of the Securities and share the voting and dispositive powers with regard to the Securities. Except as otherwise disclosed herein with respect to Mr. Lorber, neither the filing of this Schedule nor any of its contents shall be construed as an admission that the directors of New Valley are beneficial owners of any of the Securities, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         Mr. Lorber has sole voting power and sole dispositive power over the 40,000 shares of Common Stock beneficially owned by him. Mr. Eide has sole voting power and sole dispositive power over the 3,000 shares of Common Stock beneficially owned by him.

         (c) From March 17, 1999 to May 7, 1999, New Valley purchased in the open market on NASDAQ 793,200 shares of Common Stock as described in Exhibit B, which is attached hereto and incorporated herein by reference. From March 15, 1999 to March 16, 1999, Mr. Lorber purchased in the open market on NASDAQ 40,000 shares of Common Stock as described in Exhibit B. On March 26, 1999,

                                  Page 9 of 16 Pages

Mr. Eide purchased in the open market on NASDAQ 3,000 shares of Common Stock as described in Exhibit B.

         (d) No person other than New Valley, Mr. Lorber and Mr. Eide has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A:   Executive Officers and Directors of the Reporting Persons.

Exhibit B:   Transactions in the Common Stock in the past 60 days.

Exhibit C:   Joint Filing Agreement among the Reporting Persons.



                                 Page 10 of 16 Pages

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 7, 1999

                                       NEW VALLEY CORPORATION

                                       By:  /s/ Richard J. Lampen
                                           -------------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President

                                       NEW VALLEY HOLDINGS, INC.

                                       By:  /s/ Richard J. Lampen
                                           -------------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President

                                       BGLS INC.

                                       By:  /s/ Richard J. Lampen
                                           -------------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President

                                       BROOKE GROUP LTD.

                                       By:  /s/ Richard J. Lampen
                                           -------------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President

                                            /s/ Bennett S. LeBow
                                           -------------------------------------
                                                     Bennett S. LeBow




                                 Page 11 of 16 Pages

                                                                       EXHIBIT A

           EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS:

         The names, present principal occupations or employment and business addresses of the executive officers and directors of each of the Reporting Persons are set forth below. If no address is given, the executive officer's or director's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person.

BROOKE GROUP LTD.:

NAME:                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS:
-----                            -------------------------------------------------------------

Bennett S. LeBow                 Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen                Executive Vice President

Joselynn D. Van Siclen           Vice President, Chief Financial Officer and Treasurer

Marc N. Bell                     Vice President, Secretary and General Counsel

Robert J. Eide                   Director;  Chairman and Treasurer, Aegis Capital Corp. (a registered broker dealer), 70 E. Sunrise Hwy., Valley Stream, NY  11581

Jeffrey S. Podell                Director; Chairman of the Board and President, Newsote, Inc. (a privately-held holding company), 26 Jefferson St., Passaic, NJ  07055

Jean E. Sharpe                   Director; Private Investor, 462 Haines Road, Mt. Kisco, NY 10549

BGLS INC.:

NAME:                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS:
-----                            -------------------------------------------------------------

Bennett S. LeBow                 Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen                Executive Vice President

Joselynn D. Van Siclen           Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                     Vice President, Secretary and General Counsel

Robert J. Eide                   Director; Chairman and Treasurer, Aegis Capital Corp., 70 E. Sunrise Hwy., Valley
                                 Stream, NY  11581

Jeffrey S. Podell                Director; Chairman of the Board and  President, Newsote, Inc., 26 Jefferson St.,
                                 Passaic, NJ  07055

Jean E. Sharpe                   Director; Private Investor, 462 Haines Road, Mt. Kisco, NY 10549





                                  Page 12 of 16 Pages

NEW VALLEY HOLDINGS, INC.:

NAME:                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS:
-----                            -------------------------------------------------------------

Bennett S. LeBow                 Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen                Executive Vice President

Joselynn D. Van Siclen           Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                     Vice President, Secretary and General Counsel

Robert J. Eide                   Director;  Chairman and Treasurer,  Aegis Capital Corp., 70 E. Sunrise Hwy., Valley
                                 Stream, NY  11581

Jeffrey S. Podell                Director;  Chairman of the Board and  President,  Newsote,  Inc., 26 Jefferson  St.,
                                 Passaic, NJ  07055

NEW VALLEY CORPORATION:

NAME:                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS:
-----                            -------------------------------------------------------------

Bennett S. LeBow                 Chairman of the Board and Chief Executive Officer

Howard M. Lorber                 Director, President and Chief Operating Officer

Richard J. Lampen                Director, Executive Vice President and General Counsel

J. Bryant Kirkland III           Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                     Vice President, Secretary and Associate General Counsel

Henry C. Beinstein               Director; Executive Director, Schulte Roth & Zabel LLP (a law  firm), 900 Third
                                 Avenue, New York, NY 10022

Arnold I. Burns                  Director; Partner, Proskauer Rose L.P. (a law firm), 1585 Broadway, 23rd Floor, New
                                 York, NY 10036

Ronald J. Kramer                 Director; Chairman and Chief Executive Officer of Ladenburg Thalmann Group Inc. (an
                                 investment bank), 590 Madison Avenue, New York, NY  10022

Barry W. Ridings                 Director; Managing Director, BT Alex. Brown Incorporated (an investment bank), 130
                                 Liberty Street, 30th Floor, New York, NY 10006






                              Page 13 of 16 Pages

                                                                       EXHIBIT B

         Transactions in the Common Stock in the past 60 days:

                                                               NO. OF SHARES                    PRICE PER
NAME(1)                                   DATE                   PURCHASED                       SHARE(2)
----                                      ----                ---------------                   ---------

New Valley                               3/17/99                   20,000                          7.0000
                                                                   10,000                          7.0625
                                                                   10,000                          7.1250
                                                                   15,000                          7.1875
                                                                   45,000                          7.2500
                                                                 --------
                                                                  100,000

New Valley                               3/18/99                    1,500                          6.7500
                                                                   10,200                          6.9375
                                                                    9,700                          7.0000
                                                                  -------
                                                                   21,400

New Valley                               3/19/99                   25,000                          6.8750
                                                                   25,000                          7.0000
                                                                   ------
                                                                   50,000

New Valley                               3/23/99                   50,000                          6.3125

New Valley                               3/25/99                    4,500                          6.6563
                                                                   25,000                          6.8125
                                                                  -------
                                                                   29,500

New Valley                               3/26/99                    1,000                          7.3125
                                                                    4,000                          7.5625
                                                                   21,000                          7.6250
                                                                   24,000                          7.7500
                                                                   ------
                                                                   50,000

New Valley                               3/29/99                   34,200                          7.4375
                                                                    8,000                          7.5000
                                                                  -------
                                                                   42,200

New Valley                               3/30/99                   25,000                          7.4375

New Valley                               3/31/99                   17,000                          7.3125

New Valley                               4/1/99                     5,200                          7.2500
                                                                   25,000                          7.3125
                                                                   ------
                                                                   30,200

New Valley                               4/3/99                    26,000                          7.3750
                                                                   25,000                          7.4375
                                                                   ------
                                                                   51,000



                              Page 14 of 16 Pages

New Valley                               4/13/99                   25,000                          8.8750
                                                                   25,000                          8.9375
                                                                    8,000                          9.1875
                                                                   17,000                          9.2500
                                                                   ------
                                                                   75,000

New Valley                               4/15/99                   25,000                          6.5000
                                                                    3,700                          6.9688
                                                                   48,300                          7.0000
                                                                   ------
                                                                   77,000

New Valley                               4/28/99                   21,000                          6.1875
                                                                    8,500                          6.2500
                                                                  -------
                                                                   29,500

New Valley                               4/29/99                   14,700                          6.1875
                                                                   10,000                          6.2500
                                                                 --------
                                                                   24,700

New Valley                               4/30/99                   30,600                          6.1875

New Valley                               5/3/99                     5,000                          6.4063
                                                                   45,000                          6.4375
                                                                   ------
                                                                   50,000

New Valley                               5/6/99                     7,500                          6.3750
                                                                    1,000                          6.4063
                                                                   26,600                          6.4375
                                                                   ------
                                                                   35,100

New Valley                               5/7/99                     5,000                          6.2500

Howard M. Lorber                         3/15/99                   20,000                          7.5000

Howard M. Lorber                         3/16/99                   10,000                          6.8125
                                                                   10,000                          7.3125
                                                                   ------
                                                                   20,000

Robert J. Eide                           3/26/99                    3,000                          7.5000




-------------------------

(1) With respect to New Valley, includes shares purchased by Alki.

(2) Excludes brokerage commissions.




                              Pages 15 of 16 Pages

                                                                       EXHIBIT C

                             JOINT FILING AGREEMENT

         New Valley Corporation, New Valley Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow, each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that the
Schedule 13D filed herewith, and any amendment thereto, relating to the shares of Common Stock, $.01 par value per share, of Gibson Greetings Inc. are, and will be, filed jointly on behalf of such person. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule.

Date:    May 7, 1999                   NEW VALLEY CORPORATION


                                       By:  /s/ Richard J. Lampen
                                            ---------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President

                                       NEW VALLEY HOLDINGS, INC.

                                       By:  /s/ Richard J. Lampen
                                            ---------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President

                                       BGLS INC.

                                       By:  /s/ Richard J. Lampen
                                            ---------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President

                                       BROOKE GROUP LTD.

                                       By:  /s/ Richard J. Lampen
                                            ---------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President

                                            /s/ Bennett S. LeBow
                                            ---------------------------------
                                                     Bennett S. LeBow



                              Pages 16 of 16 Pages